82-2911

03032576

RECEIVED OCT 07 2003

British Columbia Securities Commission

BCSC

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

SUPPL

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
Cadre Resources Ltd.	03	07	31	03	09	30

ISSUER ADDRESS				
Box # 48836, Bentall Center, 595 Burrard Street				
CITY/	**PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
Vancouver	B.C.	V7X 1A8	(250) 447- 9149	(250) 447- 6641
CONTACT PERSON		**CONTACT'S POSITION**		**CONTACT TELEPHONE NO.**
Page Chilcott		Director		(250) 447- 6641
CONTACT EMAIL ADDRESS		**WEB SITE ADDRESS**		
investorrelations@cadreresources.com		cadreresources.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the Board of Directors has approved the disclosure contained therein. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"R. Page Chilcott"	R. Page Chilcott	03	09	30
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y**	**M**	**D**
"Stanley L. Sandner"	Stanley L. Sandner	03	09	30

FIN51-901F Rev.2000/12/19

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

SCHEDULE A: FINANCIAL INFORMATION

SCHEDULE B: SUPPLEMENTARY INFORMATION

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

dw 10/8

CADRE RESOURCES LTD.

(an exploration stage company)

BALANCE SHEETS

July 31, 2003 and October 31, 2002

(Expressed in U.S. dollars)

Unaudited

	July 31	October 31
ASSETS		
Current		
Cash	$ 19,379	$ 7,105
Receivables	2,695	2,383
	22,074	9,488
Mineral concessions	-	-
Capital assets	-	-
	$ 22,074	$ 9,488
LIABILITIES		
Current		
Accounts payable	$ 528,608	$ 486,210
Amounts owing to shareholders (Note 6)	143,629	143,629
	672,237	629,839
SHAREHOLDERS' EQUITY		
Share capital (Notes 2 and 5)		
Authorized		
100,000,000 common shares without par value		
100,000,000 preferred shares without par value		
Issued and outstanding		
10,421,715 common shares		
(October 31, 2002 - 8,971,715 common shares)	4,886,573	4,739,905
Deficit	(5,536,736)	(5,360,256)
	(650,163)	(620,351)
	$ 22,074	$ 9,488

See accompanying notes to financial statements

CADRE RESOURCES LTD.

(an exploration stage company)

STATEMENTS OF LOSS AND DEFICIT

For The Nine Months Ended July 31, 2003 and 2002

(Expressed in U.S. dollars)

Unaudited

Three Months Ended 2003	Three Months Ended 2002		Nine Months Ended 2003	Nine Months Ended 2002
		Expenses		
$ 4,350	-	Accounting and audit	**$ 9,350**	$ 7,809
247	92	Bank charges and interest	**606**	429
5,000	5,463	Consulting fees	**13,168**	9,563
3,009	(8,396)	Foreign exchange	**43,411**	(1,027)
5,323	3,100	Legal fees	**10,759**	29,972
355	(391)	Office and printing	**2,814**	4,703
30,555	28,168	Management fees	**81,755**	76,221
174	122	Telephone	**1,593**	1,554
1,129	1,552	Shareholder costs and listing fees	**1,921**	5,066
6,001	-	Travel and promotion	**10,714**	14,748
-	-	Miscellaneous	**389**	-
			-	
56,143	29,710	Loss before undernoted items	**176,480**	149,038
		Write down shareholder loans	**-**	(216,480)
56,143	29,710	Net loss	**176,480**	(67,442)
			-	
5,480,593	5,279,008	Deficit, beginning of period	**5,360,256**	5,376,160
$ 5,536,736	$ 5,308,718	Deficit, end of period	**$ 5,536,736**	$ 5,308,718

See accompanying notes to financial statements

CADRE RESOURCES LTD.

(an exploration stage company)

STATEMENTS OF CASH FLOWS

For The Nine Months Ended July 31, 2003 and 2002

(Expressed in U.S. dollars)

Unaudited

Three Months Ended 2003	Three Months Ended 2002		Nine Months Ended 2003	Nine Months Ended 2002
		NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:		
		OPERATING		
$ (56,143)	$ (29,710)	Net loss for the period	**$ (176,480)**	$ 67,442
(32,219)	(34,942)	Changes in non-cash operating working capital items	**42,086**	(244,316)
(88,362)	**(64,652)**		**(134,394)**	(176,874)
		INVESTING		
-	-	Mineral concession expenditures	-	-
-	-	Fixed assets	-	-
-		Write down sharholder loans	-	-
		FINANCING		
106,668	-	Share capital issued	**146,668**	190,701
18,306	(64,652)	Net cash flow	**12,274**	13,827
1,073	80,941	Cash, beginning of period	**7,105**	2,462
$ 19,379	$ 16,289	**Cash, end of period**	**$ 19,379**	$ 16,289

See accompanying notes to financial statements

(Expressed in U.S. dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on March 1, 1988 under the laws of the Province of British Columbia and is considered an exploration stage company.

On March 12, 2002, the Company was designated inactive and prohibited from granting stock options. These prohibitions will remain in effect until further notice. The Company is expected to initiate its reorganization with twelve months of being designated inactive and is required to achieve tier maintenance requirements no later than September 10, 2003, failing which trading in the securities of the Company may be suspended.

These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing or generate profitable operations in the future.

	July 31 2003	October 31 2002
Deficit	$ (5,536,736)	$ (5,360,256)
Working capital (deficiency)	(650,162)	(620,351)

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and reflect the significant accounting policies outlined below.

These interim financial statements should be read in conjunction with the most recent annual financial statements.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates

Foreign currency translation

The Company's functional currency is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of the transaction. Revenues and expenses are translated in effect at the time of the transaction. Gains and losses on translation are included in the statement of operations.

Stock options

The Company grants options in accordance with the policies of the TSX-V and other applicable regulatory authorities. No compensation expense is recognized when stock options are granted. Consideration received by the Company for common shares on exercise of the stock options is credited to capital stock.

(Expressed in U.S. dollars)

3. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable, amounts due to shareholders and convertible debentures. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk

4. AMOUNTS OWING TO SHAREHOLDERS

		July 31 2003		October 31 2002
Advances from shareholders, non-interest bearing, unsecured with no fixed terms of repayment.	$	143,629	$	143,629

5. CAPITAL STOCK

Changes in issued share capital:

	Number of Shares		Amount
Balance as at October 31, 2002	8,971,715	$	4,739,905
Shares issued on debt settlement	-		-
Shares issued on debt conversion	-		-
Shares issued on exercise of options	150,000		16,668
Shares issued on exercise of warrants	-		-
Shares issued for private placements	1,300,000-		130,000-
Shares issued for mineral property	-		-
Balance as at July 31, 2003	10,421,715	$	4,886,573

As at July 31, 2003, the Company's outstanding stock options to certain directors and employees were as follows:

Number of Common Shares	Exercise Price Per Share ($CAD)		Expiry Date
25,000	$	.20	April 22, 2004
100,000	$	.20	February 7, 2005
245,000	$	.20	February 2, 2006
111,000	$	.15	May 25,2006
481,000			

(Expressed in U.S. dollars)

As at July 31, 2003 the Company's outstanding warrants were as follows:

Number of Common Shares	Exercise Price Per Share ($CAD)	Expiry Date
1,000,000	$ .40	March 13, 2004
600,000	$ .135	June 27, 2005

6. RELATED PARTY TRANSACTIONS

Included in accounts payable as at July 31, 2003 is $329,926(October 31, 2002 357,463) due to directors and companies controlled by directors of the Company. Included in due to shareholders is $100,000 (October 31, 2002 - $100,000) due to a director of the Company

During the period, the Company paid or accrued management fees of $81,755 to companies controlled by directors.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties

7. SUBSEQUENT EVENTS

There are no significant items.

SCHEDULE B - SUPPLEMENTAL INFORMATION

1) Analysis of expenses and deferred costs

   See attached financial statements

2) Related party transactions

   See attached financial statements

3) Summary of securities issued and options granted during the period

   a) Summary of securities issued

Date of Issue	Type of Security	Type of Issue	# of Shares	Price	Total Proceeds	Type of Consideration	Commission Paid
04/08/03	Common	Private Placement	400,000	$0.14	$56,000	Cash	Nil
06/12/03	Common	Private Placement	150,000	$0.13	$22,500	Cash	Nil
	Common	Private Placement	250,000	$0.13	$33,750	Cash	Nil
	Common	Private Placement	600,000	$0.13	$81,000	Cash	$6,750
	Common	Finders Fee	50,000	$0.13	$ 6,750	Fees	Nil

   b) Summary of options granted

Date	# of shares	Optionee	Price	Expiry

4) Summary of securities as at the end of the reporting period

   See attached financial statements

5) Directors & Officers of the company - Stanley Sandner – Chairman & CEO
   David R. Hagler
   R. Page Chilcott - President
   Carlos Bacalao Romer
   Marcello M. Veiga

SCHEDULE C - MANAGEMENT DISCUSSION

Description Of Business

Employing modern technology, the Company is engaged in the acquisition and economic development of alluvial mineral deposits on the lower Caroni River, Venezuela. These deposits contain gold, diamonds, titanium and fresh water sand and gravel. In addition, the exploitation process will use ecologically sound and proven processes to remove existing pollutants.

Operations and Financial Condition

a) Gain - The Company incurred a net loss on operations of ($176,480) for the period compared to a net gain of $67,442 for the prior year. This amounts to a decrease of $243,922 due to the write down of loans from shareholders ($216,480), increase in foreign exchange of (44,438) and other variations in expenses.
b) Mineral Properties - The Company has written off all investment in mineral concessions. Negotiations to acquire other concessions are ongoing. Successful conclusion will depend upon the Company obtaining adequate financing and government approvals.
c) The Company is planning a bankable feasibility study to include a bulk-sampling program and pilot-plant. Government officials have accepted the proposed exploitation plan. A formal filing application has been made for exclusive mining rights to 25 concessions along the lower Caroni River, Bolivar State, consisting of two non-contiguous blocks and comprising approximately 12,463 ha. The filing has been made to the Ministry of Mines pursuant to Venezuela Mining Law and to other affected regulatory bodies Acceptance of the application for these exclusive rights, subject to financing, will lead to a feasibility study including a full-scale technical, economic and environmental study of the large-scale exploitation potential of the concessions. Exclusive concession tenure, titles and permitting along with government acquiescence and support would be included in this study. Completion of this phase will include final projected operating and capital costs of the project..
d) Investor Relations - The Company currently has no agreements to provide investor relation services. Discussions have been held with various parties.

Financing

The company successfully completed a private placements for US$146,668 for working capital and furtherance of the project in Venezuela.

Liquidity And Solvency

The Company has incurred losses since inception and has a working capital deficiency of $650,162. These factors create significant doubt as to the ability of the Company to continue as a going concern.

The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements currently being considered, the continuing support of its creditors or the completion of a business combination with a company which would assist in obtaining necessary financing.